EXHIBIT 12.3

PECO Energy Company

Ratio of Earnings to Fixed Charges

	Years Ended December 31,					Nine Months Ended September 30, 2007
	2002	2003	2004	2005	2006
Pre-tax income from continuing operations before adjustment for income or loss from equity investees and minority interest	745	726	704	767	621	604
Plus: (Income) or loss from equity investees	(1)	—	25	16	9	5
Less: Capitalized interest	—	(1)	(1)	(1)	(3)	(2)

Pre-tax income from continuing operations after adjustment for income or loss from equity investees, minority interest, and capitalized interest	744	725	728	782	627	607
Fixed charges:
Interest expensed and capitalized, amortization of debt discount and premium on all indebtness	370	325	304	280	269	190
Interest component of rental expense (a)	2	2	1	1	1	6
Distributions on mandatorily redeemable preferred securities	2	3	—	—	—	—

Total fixed charges	374	330	305	281	270	196
Pre-tax income from continuing operations after adjustment for income or loss from equity investees and capitalized interest plus fixed charges	1,118	1,055	1,033	1,063	897	803
Ratio of earnings to combined fixed charges and preferred stock dividends	3.0	3.2	3.4	3.8	3.3	4.1

(a)	Represents one-third of rental expense relating to operating leases.